Filed Pursuant to Rule 424(b)(3) under the Securities Act of 1933

Registration No. 333-177434

Prospectus Supplement

Dated February 29, 2012

to the Prospectus dated February 8, 2012

This prospectus supplement corrects certain information set forth in the “Summary-Proposed and Existing New Management and Directors-Proposed New Chief Executive Officer” and “-Proposed New Directors” sections of the Prospectus, dated February 8, 2012 (the “Prospectus”). The disclosure under “-Proposed New Chief Executive Officer” on page 13 of the Prospectus is revised in its entirety, as follows:

Proposed New Chief Executive Officer. Timothy T. O’Dell is expected to serve as the Chief Executive Officer of CFC and CFBank following completion of the stock offering. Mr. O’Dell is currently the owner of the Chetwood Group, which provides advisory services to a number of privately held enterprises in construction, health care, real estate and professional services. Prior to founding Chetwood in 2003, Mr. O’Dell spent 22 years at Fifth Third Bank, and was a senior executive with Fifth Third’s Central Ohio operations for 12 of those years, concluding his tenure serving as President and Chief Executive Officer. For 10 of his years with Fifth Third – Central Ohio, Mr. O’Dell also served as a senior lender and managed its commercial banking and residential and commercial real estate divisions. During his tenure, Fifth Third’s Central Ohio division grew by $4 billion in deposits and $5 billion in loans from organic growth and through strategic acquisitions. Mr. O’Dell has served on the board of the Columbus Chamber of Commerce and The Ohio State University Medical Center, and he was a founding investor in the Ohio TechAngel Venture Fund. Mr. O’Dell is a graduate of Marshall University and has taken classes towards an MBA at Xavier University.

The third paragraph under “- Proposed New Directors” on page 14 of the Prospectus is also revised in its entirety, as follows:

Donal Malenick was Chief Executive Officer of Columbus Steel Castings from 2003 through 2008. Prior to that, Mr. Malenick was president of Worthington Steel from 1976 to 1999. Mr. Malenick was a board member of Max and Ermas Restaurants of Columbus, Ohio from 2006 until it was sold in 2008, and was a member of KeyBank’s advisory board from 2001 to 2005. Mr. Malenick has been a private investor since 2008.

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus. Except as amended by this prospectus supplement, the “Summary” section of the Prospectus is not affected by this prospectus supplement.

This investment involves risks, including the possible loss of principal.

Please read “Risk Factors” beginning on page 23 of the Prospectus.

The securities offered by the Prospectus are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, nor any state securities regulator has approved or disapproved of the securities or determined if the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.